Exhibit 1.01

Conflict Minerals Report of Giga-tronics Incorporated.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Giga-tronics Incorporated. (the “Company”) for calendar year 2016 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The specified conflict minerals, which we collectively refer to in this Report as “3TG” or “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

Giga-tronics Incorporated includes the operations of the Giga-tronics Division and Microsource Inc. (Microsource), a wholly owned subsidiary. Giga-tronics Division designs, manufactures and markets the new Advanced Signal Generator (ASG) for the electronic warfare market, and switching systems that are used in automatic testing systems primarily in aerospace, defense and telecommunications.

Microsource develops and manufactures a broad line of YIG (Yttrium, Iron, Garnet) tuned oscillators, filters and microwave synthesizers, which are used by its customers in operational applications and in manufacturing a wide variety of microwave instruments and devices. Microsource’s two largest customers are prime contractors for which it develops and manufactures YIG RADAR filters used in fighter jet aircraft.

Giga-tronics was incorporated on March 5, 1980, and Microsource was acquired by Giga-tronics on May 18, 1998.

The combined Company principal executive offices are located at 5990 Gleason Drive, Dublin, California, and its telephone number at that location is (925) 328-4650.

Products Overview

Giga-tronics

The Giga-tronics Division produces modular signal sources, up-converters, receivers and down-converters in the AXIe format covering a radio frequency (RF) range of 100 megahertz (MHz) to 18 gigahertz (GHz). The Company also produces a 5-slot and a 9-slot AXIe chassis and a high-performance AXIe frequency reference module for use with its signal sources. Available within each product family are a number of options allowing customers to select specialized capabilities, features and functions. The end-user markets for these products can be divided into three segments: RADAR Target Generation, Threat simulation and Surveillance. These instruments are used in the design, evaluation and calibration of RADAR, Electronic Countermeasures (ECM) and Direction Finding (DF) systems.

 Microsource

The Microsource segment develops and manufactures a broad line of YIG tuned oscillators, filters, filter components, and microwave synthesizers, which are used by its customers in operational applications and in manufacturing a wide variety of microwave instruments or devices. Microsource’s two largest customers are prime contractors for which it develops and manufactures YIG RADAR filters used in fighter jet aircraft.

Supply Chain Overview

In accordance with the rules, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products. The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the business of manufacturing RF and microwave signal generators, microwave power amplifiers, microwave power meters, ATE signal switching and RF interface unit (RFIU) and microwave components and sub-assemblies, GIGA is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

GIGA’s due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, the Company has determined that the assembly services for its product are DRC conflict undeterminable as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products manufactured and/or contracted to be manufactured for the Company . The Company makes this determination due to a lack of information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.